Exhibit 99.1

Cellectis to Present Data at the 2018 ASGCT Annual Meeting

NEW YORK--(BUSINESS WIRE)--May 10, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that three posters regarding the Company's allogeneic off-the-shelf CAR-T product candidates and one poster associated with the Company’s technology will be presented at the American Society of Gene and Cell Therapy (ASGCT) Annual Meeting to be held from May 16 to 19, 2018, in Chicago, Illinois.

  Universal CAR T-Cells Targeting CS1 (UCARTCS1) for the Treatment of Multiple Myeloma

Agnès Gouble1, Roman Galetto1, Rohit Mathur3, Stephanie Filipe1, Isabelle Chion-Sotinel1, Jing Yang3, Jin He3, Robert Z. Orlowski3, Sattva S. Neelapu3 and Julianne Smith2
1Cellectis SA, 8 rue de la croix Jarry, 75013 Paris, France
2Cellectis, Inc., 430 East 29th Street, 10016 New York, NY
3Department of Lymphoma and Myeloma, The University of Texas MD Anderson Cancer Center, 1515 Holcombe Blvd., Houston, TX 77030

Poster number: 130
Cancer - Targeted Gene & Cell Therapy I
Wednesday, May 16, 2018 at 5:30 PM - Stevens Salon C, D

  Repurposing endogenous immune pathways to improve chimeric antigen receptor T-cells potency

M. Sachdeva1, B. Busser1, S. Temburni1, A. Juillerat1, L. Poirot2, P. Duchateau2, J. Valton1;
1Cellectis, Inc., New York, NY
2Cellectis, Paris, France

Poster number: 774
Cell Therapies III
Friday, May 18, 2018 at 5:45 PM - Stevens Salon C, D

  Engineering CAR T-Cells with an Integrated off Switch to Enhance Safety Performance

Alexandre Juillerat1, Diane Tkach1, Brian W. Busser1, Sonal Temburni1, Julien Valton1, Aymeric Duclert2, Laurent Poirot2 and Philippe Duchateau2
1Cellectis, Inc., 430E, 29th Street, NYC, NY 10016
2Cellectis SA, 8 rue de la Croix Jarry, 75013 Paris, France

Poster number: 739
Cancer - Immunotherapy, Cancer Vaccines III
Friday, May 18, 2018 at 5:45 PM - Stevens Salon C, D

Presented by Allogene Therapeutics, Inc.:

  Cynomolgus macaque gene-edited CAR T-cell platform: towards a reliable in vivo allogeneic model to assess safety and Efficacy

Diego A. Vargas-Inchaustegui1, Rory Dai1, Alexandre Juillerat2, Christopher Do1, Kris Poulsen1, Thomas Pertel1, Barbra Sasu1
1Allogene Therapeutics, Inc., South San Francisco, CA,
2Cellectis, Inc., New York, NY

Poster number: 131
Cancer - Targeted Gene & Cell Therapy I
Wednesday, May 16, 2018 at 5:30 PM - Stevens Salon C, D

Abstracts are available on the ASGCT website. The 4 posters to be presented at the 2018 ASGCT Annual Meeting will be available on the Cellectis website after May 19, 2018.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:
Media contacts:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Cellectis IR contact:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com

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